Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

October 15, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ashley Vroman-Lee

Re:	Thornburg Income Builder Opportunities Trust

File Nos. 333-241035 and 811-23600

Dear Ms. Vroman-Lee:

The following responds to the comments you provided via email on September 18, 2020 in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Thornburg Income Builder Opportunities Trust (the “Trust” or “Registrant”).1 The changes to the Trust’s disclosure discussed below are reflected in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement (the “Revised Registration Statement”).

PROSPECTUS

Cover Page

Global Equity Allocation (page ii)

1.

Comment: This section states that the Fund will invest in “equity securities…including companies in developing countries.” Please also disclose in this paragraph, as well as in the “Principal Investment Strategy and Policies” section on page 1 of the prospectus and throughout the prospectus that the Fund’s investments in non-U.S- domiciled issuers include emerging market issuers.

Response: The following disclosure has been added throughout the Revised Registration Statement, as applicable:

“The Trust may invest in non-U.S. domiciled issuers, including emerging market issuers.”

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Global Debt Allocation (page ii)

2.

Comment: The first sentence of this paragraph sets forth numerous types of investments the Fund will invest in as part of Global Debt Allocation. Please review this disclosure and confirm to us that it includes only the types of investments in which the Fund will principally invest. Please move disclosure of non-principal investments to another location. See Item 8.2.b.(1) of Form N-2. See also Item 8.4 of Form N-2 and Instruction a. thereto.

Response: The Trust will principally invest in corporate bonds, syndicated corporate loans, mortgage and asset-backed securities, debt securities and similar instruments issued by U.S. and non-U.S. corporate entities and governments and supranational entities, U.S. government-sponsored agency debentures and convertible securities. The balance of the above referenced investments are non-principal and have been removed from the Global Debt Allocation paragraph in the Revised Registration Statement.

3.

Comment: This section states that the Fund seeks to achieve its investment objective by investing in “U.S. and non-U.S. corporate entities.” If applicable, please also disclose in this paragraph, as well as in the “Principal Investment Strategy and Policies” section on page 1 of the prospectus, and throughout the prospectus, that the Fund’s investments in non-U.S.-domiciled issuers include emerging market issuers.

Response: The following disclosure has been added throughout the Revised Registration Statement, as applicable:

“The Trust may invest in non-U.S. domiciled issuers, including emerging market issuers.”

4.

Comment: With respect to the Fund’s investment in convertible securities, please disclose if contingent convertible securities (“CoCos”) will be a principal type of investment. If yes, please include a description of CoCos and provide appropriate risk disclosure.

Response: The Trust confirms that CoCos will not be a principal investment.

5.

Comment: With respect to the Fund’s investment in asset-backed securities (“ABS”), please specify the types of asset-backed issuers that the Fund will invest (e.g., collateralized debt obligations (“CDOs”) and collateralized loan obligations (“CLOs”)). Please disclose the risks associated with these types of investments, including the heightened risks associated with any lower rated tranches the Fund may hold. We may have additional comments based on your response.

Response: As a part of the Trust’s investments in asset-backed securities, the Trust will principally invest in mortgage-backed securities, including residential and commercial mortgage-backed securities. The Trust directs the Staff to the disclosures on pages i, 2, 17 and 31. Additionally, the following disclosure has been added throughout the Revised Registration Statement, as applicable:

“The Trust’s investments in mortgaged-backed securities may include residential mortgage-backed securities and commercial mortgage-backed securities.”

The Trust confirms that its investments in CDO, CBO and CLO are non-principal. Accordingly, the following disclosure has been added to the Statement of Additional Information in the Revised Registration Statement:

“Collateralized Debt Obligations. A collateralized debt obligation (“CDO”) is an asset-backed security whose underlying collateral is typically a portfolio of bonds, bank loans, other structured finance securities and/or synthetic instruments. Where the underlying collateral is a portfolio of bonds, a CDO is referred to as a collateralized bond obligation (“CBO”). Where the underlying collateral is a portfolio of bank loans, a CDO is referred to as a collateralized loan obligation (“CLO”). Investors in CLOs bear the credit risk of the underlying collateral. Multiple tranches of securities are issued by the CLO, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of risk. If there are defaults or the CLO’s collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. This prioritization of the cash flows from a pool of securities among the several tranches of the CLO is a key feature of the CLO structure. If there are funds remaining after each tranche of debt receives its contractual interest rate and the CLO meets or exceeds required collateral coverage levels (or other similar covenants), the remaining funds may be paid to the subordinated (or residual) tranche (often referred to as the “equity” tranche). CLOs are subject to the same risk of prepayment described with respect to certain mortgage-related and asset-backed securities.

The Trust may invest in senior, rated tranches as well as mezzanine and subordinated tranches of CLOs. Investment in the subordinated tranche is subject to special risks. The subordinated tranche does not receive ratings and is considered the riskiest portion of the capital structure of a CLO because it bears the bulk of defaults from the loans in the CLO and serves to protect the other, more senior tranches from default in all but the most severe circumstances.

Normally, CBOs, CLOs and other CDOs are privately offered and sold, and thus are not registered under the securities laws. As a result, there may be a limited secondary market for investments in CDOs and such investments may be illiquid.”

6.

Comment: With respect to the Fund’s investment in mortgage-backed securities (“MBS”), including commercial mortgage-backed securities (“CMBS”), residential mortgage- backed securities (“RMBS”), and collateralized mortgage obligations (“CMOs”), please specify any limitations thereon (e.g., non-agency or below-investment grade RMBS).

Response: The following disclosure has been added to the Revised Registration Statement:

“It is expected that the Trust’s investments in mortgage-backed securities will not exceed 20% of the Trust’s Managed Assets.”

7.	Comment: To the extent that the Fund’s investments in ABS and MBS will be primarily non-investment grade, please discuss these investments in your discussion of High Yield investments and risks.

Response: The Trusts’ investments in ABS and MBS may be investment grade, non-investment grade and non-rated. The discussion of High Yield investments and risks has been updated in the Revised Registration Statement to reflect this.

8.

Comment: Please disclose if the Fund will invest in leveraged loans. Please also include disclosure that the Fund may enter into credit default swaps (CDS), including selling CDS. Also, please disclose the risks of selling CDS.

Response: The Trust confirms that leveraged loans are expected to be a principal investment of the Trust, and disclosure related to leveraged loans has accordingly been added to the strategy and risk sections throughout the Prospectus included in the Revised Registration Statement.

The Trust has confirmed that CDS will not be a principal strategy of the Fund, and therefore related disclosures have been moved to the Statement of Additional Information in the Revised Registration Statement.

9.

Comment: The last sentence in this paragraph states the Fund may invest in whole consumer loans. Please tell us if the Fund intends to originate loans, and if so, we may have additional comments. Please also tells us if the Fund intends to purchase whole consumer loans through online platforms, such as LendingClub or Prosper.

Response: The Trust confirms that it does not intend to originate loans. Additionally, the Trust does not intend to purchase whole consumer loans through online platforms, such as LendingClub or Prosper. However, the Trust’s investments in asset-backed securities may include securitizations of consumer loans. The Trust has clarified the disclosure regarding asset-backed securities to make clear that these investments may include securitizations of consumer loans in the Revised Registration Statement.

10.

Comment: Since the Fund will invest significantly in securities that may be illiquid, e.g., CDOs, CMOs, please discuss the liquidity of these investments. Also, please disclose that a significant portion of the Fund’s portfolio contents may be illiquid.

Response: The following disclosure has been added to the Revised Registration Statement:

“The Trust may invest without limitation in illiquid or less liquid investments or investments in which no secondary market is readily available or which are otherwise illiquid.”

Disclosure has also been added to the Revised Registration Statement discussing the liquidity risks associated with investments in CMOs. Please also see the response to comment 5 above, which includes disclosure discussing the liquidity of CDOs, which has been added to the Revised Registration Statement.

Principal Investment Strategy and Policies

Option Overlay (page 3)

11.

Comment: The last sentence in this paragraph states that, “(T)he Adviser may actively manage the option overlay based on market-level macroeconomic and equity allocation insights and will vary the terms of the option overlay, including the notional value of the options written, contract type and term, and the moneyness of each option.” Expand the disclosure to explain in plain English the option overlay strategy, specifically providing explanations for “market-level macroeconomic and equity allocation insights” and “moneyness of each option.”

Response: The above referenced disclosure has been revised as follows in the Revised Registration Statement:

“(T)he Adviser may actively manage the option overlay based on macroeconomic and security-specific insights and will vary the terms of the option overlay, including the notional value of the options written, contract type and term. The Adviser evaluates option strike prices relative to the underlying common stock as part of the option overlay.”

Investment Philosophy and Process (page 4)

12.

Comment: The eighth paragraph in this section states that the “equity portfolio will be aimed at achieving risk-adjusted returns that focus on meeting our income mandate.” Please include disclosure describing what is meant by the term “income mandate.”

Response: The above referenced disclosure has been revised as follows in the Revised Registration Statement:

“The Trust’s equity portfolio will be aimed at achieving risk-adjusted returns that focus on meeting the Trust’s investment objective to provide current income.”

Risk Considerations (page 12)

13.	Comment: Please include in the principal strategy section that the Fund will be investing in business development companies (BDCs) and real estate investments, including REITs.

Response: The Trust confirms that BDCs and real estate investments, including REITs, are not expected to be principal investments of the Trust. Accordingly, related risk disclosures have been moved to the Statement of Additional Information in the Revised Registration Statement.

Summary of Trust Expenses (page 15)

14.

Comment: The prospectus states that the Fund may invest in securities of other open- or closed- end investment companies, including exchange-traded funds (“ETFs”) and BDCs. Please confirm that the expenses of investing in ETFs and BDCs will be included in the AFFE line item of the fee table.

Response: The Trust confirms that AFFE are not expected to exceed 0.01%. However, if the Trust’s investments in other investment companies exceed 0.01% in the future, the Trust will include the line item for AFFE in accordance with Instruction 10(a) to Item 3 of Form N-2.

15.	Comment: Please include a footnote to the fee table stating that “Other Expenses” are based on estimated amounts for the current fiscal year as required by Instruction 6 to Item 3 of Form N-2.

Response: The requested change has been made in the Revised Registration Statement.

Use of Proceeds (Page 17)

16.

Comment: This section states that the Adviser anticipates that the investment of the net proceeds will be made in accordance with the Trust’s investment objective and policies within [ ] months after completion of this offering. Please disclose how long it will take the Fund to invest all or substantially all the proceeds from the offering in accordance with its investment objective. If the Fund expects the investment period to exceed three months, please disclose the reasons for the expected delay. See Item 7.2 of Form N-2 and see also Guide 1 to Form N-2.

Response: The Trust confirms that the investment of net proceeds will be made within three months after the completion of this offering. Accordingly, the above referenced disclosure has been revised as follows in the Revised Registration Statement:

“The Adviser anticipates that the investment of the net proceeds will be made in accordance with the Trust’s investment objective and policies, as appropriate investment opportunities are identified, within approximately three months after completion of this offering.”

Principal Investment Strategy (Page 17)

17.	Comment: The third paragraph in this section says that the Managed Assets will be “allocated dynamically.” Please explain, in plain English, what is meant by “allocated dynamically.”

Response: The above referenced disclosure has been revised as follows in the Revised Registration Statement:

“The Trust’s Managed Assets will be allocated among the following investment opportunities: i) global equity; and ii) global debt.

Foreign and Emerging Market Investments (Pages 20-21)

18.

Comment: The sixth paragraph in this section states that the Fund may invest a significant portion of its assets in a “specific geographic region.” Please explain to us whether the Fund expects to focus on a particular country or geographic region and, if so, please disclose the specific country or geographic region, and provide corresponding risks.

Response: The Trust does not intend to concentrate its investments in any specific country or region; however depending on market conditions, the Trust may invest a significant portion of its assets in a specific country or geographic region. The Trust directs the Staff to the following disclosure under the section entitled “Foreign and Emerging Markets Investments” on page 20 of the Prospectus: “To the extent the Trust invests a significant portion of its assets in a specific geographic region, countries or group of countries, the Trust will have greater exposure to risks associated with such region, country or group of countries.”

Additionally, the following disclosure has been added to the above referenced section of the Revised Registration Statement:

“From time to time, based on market or economic conditions, the Trust may invest a significant portion of its assets in one country or geographic region.”

19.

Comment: The tenth paragraph in this section states that the Fund will invest in foreign securities which take the form of sponsored and unsponsored ADRs, GDRs, EDR. If depositary receipts are a principal investment of the Fund, disclose so in the Prospectus Summary along with associated risks. Please also disclose the differences between sponsored and unsponsored depositary receipts.

Response: The Trust confirms that sponsored depositary receipts are expected to be a principal investment of the Trust. Accordingly, related strategy and corresponding risk disclosures have been added to the Prospectus Summary in the Revised Registration Statement.

Derivatives (Page 29)

20.	Comment: Please include risk disclosure relating to the options overlay strategy described in the principal investment strategy section.

Response: The Trust directs the Staff to the risk disclosures related to the Trust’s investments in options on pages 13 and 59 of the Prospectus and pages 13-15 of the Statement of Additional Information. Accordingly, additional disclosure regarding options has not been added to the Revised Registration Statement.

21.

Comment: Please disclose in the registration statement whether derivatives will be counted towards the satisfaction of the Fund’s 80% policy of investing in income producing securities. If yes, please also disclose that derivatives will be valued for purposes of the 80% policy based on market value, not notional value.

Response: The following disclosure has been added to the Revised Registration Statement:

“Income producing derivatives utilized by the Trust will be counted toward the Trust’s policy of investing at least 80% of its assets in income producing securities. For purposes of the 80% policy, derivatives will be valued based on their market value.”

Portfolio Management (Page 68)

22.

Comment: The disclosure in this section identifies three individuals as having responsibility for day-to-day implementation of the Fund’s investment strategy. Please clarify the roles that the portfolio managers play in managing the Fund’s portfolio. For example, please disclose whether one individual serves as a lead portfolio manager or whether all three portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. See Instruction to Item 9 c. of Form N-2.

Response: The following disclosure has been added to the “Portfolio Management” section of the Prospectus in the Revised Registration Statement:

“The individuals listed below are jointly and primarily responsible for the day-to-day management of the Trust.”

STATEMENT OF ADDITIONAL INFORMATION

Board of Trustees and Officers (page 43)

23.

Comment: We note that much of the information required by this section has been left blank. Please ensure that the Fund’s pre-effective amendment provides all of the information required by Item 18 of Form N-2 for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund. See Item 18.17 of Form N-2.

Response: The Trust confirms that all information required by Item 18 of Form N-2 will be updated prior to the effective date of the Registration Statement.

PART C

Signatures

24.

Comment: Please ensure that the pre-effective amendment to the registration statement includes the signatures of the Fund’s principal financial officer and the majority of its Board of Directors. See Section 6 of the Securities Act of 1933 (the “Securities Act”).

Response: The Trust so confirms.

GENERAL COMMENTS

25.

Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Trust has not yet obtained FINRA approval of the distribution terms and arrangements of its offering but will do so prior to the effective date of the Registration Statement.

26.

Comment: Please advise us whether you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Trust confirms that there will be no test the waters materials provided to potential investors in connection with this offering.

27.

Comment: We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Trust respectfully acknowledges your comment and confirms that all incomplete portions of the Registration Statement will be completed in a pre-effective amendment.

28.

Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: To the extent that the Trust relies on Rule 430A of the Securities Act to omit certain information from the pre-effective amendment in connection with its request for effectiveness, the Trust will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Trust intends to rely on Rule 430A.

29.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Trust confirms that it has not submitted and does not currently expect to submit any exemptive applications or no-action requests in connection with its Registration Statement.

30.

Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Trust notes the Staff’s comment. Please see the responses in this letter, as applicable, with respect to comments where the Trust is not making a change in response to a comment.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Michael J. Spratt, Assistant Director

Michael J. Shaffer, Branch Chief